FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2009

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F  ☒  Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

National Bank of Greece announces that on 21 May 2009 its Board of Directors confirmed payment in full of the €350,000,000 amount of the Bank’s capital increase through the issue of redeemable preference shares, authorized by the Extraordinary Meeting of its Shareholders’ resolution of 22 January 2009.  NBG’s capital increase was fully taken up by the Greek State through the transfer, by the Greek State to the Bank, of State-issued bonds of an equal value (after valuation), in accordance with Law 3723/2008 on “the enhancement of liquidity in the Greek economy in response to the impact of the international financial crisis” and the respective provisions.

Accordingly, National Bank’s fully paid up share capital now amounts to €2,840,771,345 and is divided into (a) 496,654,269 common shares, of a par value of €5 each, (b) 25,000,000 redeemable, registered preference shares without voting right or cumulative dividend, as per Article 4, par. 2,  item xlvii of the Bank’s Articles of Association, of a par value of €0.30 each and (c) 70,000,000 redeemable, registered preference shares pursuant to Law 3723/2008, as per Article 4, par. 2 item xlix of the Bank’s Articles of Association, of a par value of €5 each.

Athens, May 22, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis
(Registrant)

Date: 27th May, 2009

Vice Chairman – Deputy Chief Executive Officer